

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Paul Lalljie
Chief Financial Officer
2U, Inc.
7900 Harkins Road
Lanham, MD 20706

> **Re: 2U, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 8-K filed February 2, 2023**
> **File No. 001-36376**

Dear Paul Lalljie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Managements Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 54

1.   We note you discuss your ability to meet your working capital and capital expenditure requirements for the next 12 months. Please expand your disclosure to address your ability to generate and obtain adequate amounts of cash to meet your cash requirements in the long-term. We refer to guidance in Item 303 of Regulation S-K.

Critical Accounting Policies and Estimates
Goodwill and Other Indefinite-lived Intangible Assets, page 60

2.   We note goodwill is significant to your balance sheet and that you had two separate impairments for the year ended December 31, 2022. In order to provide investors with more insight into the risk associated with goodwill impairment, please consider disclosing

Paul Lalljie
2U, Inc.
April 10, 2023
Page 2

goodwill balances for each reporting unit. To the extent any reporting unit is at risk of impairment, disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions.

Notes to Consolidated Financial Statements
10. Debt, page 95

3.   We note your disclosure on page 96 states, "The Amended Term Loan Facilities contain a financial covenant that requires the Company to maintain minimum Recurring Revenues." Please tell us and disclose if you were in compliance with your debt covenants for the periods presented.

Form 8-K filed February 2, 2023

Exhibit 99.1
Reconciliation of Non-GAAP Measures, page 14

4.   Your calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP measure to adjusted free cash flow or something similar. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations. Also, revise the title of unlevered free cash flow accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology